EXHIBIT 99.1

                            NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Alison Tavik
410-768-8857 (office)
adtavik@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS
Quarter marked by strong deposit growth

HIGHLIGHTS:
•	5.8% increase in net income
•	7.4% increase in basic earnings per share
•	10% increase in deposits
•	8.2% increase in assets

GLEN BURNIE, MD (July 31, 2006) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ending June 30, 2006, Glen Burnie Bancorp realized net income of $713,000 or $.29 basic earnings per share. The company reported net income of $674,000 or $.27 basic earnings per share for the same three-month period in 2005. Net interest income after provisions for credit losses was $2,967,000 for the three month period ending June 30, 2006. The company reported net interest income after provisions for credit losses of $2,968,000 for the same period in 2005.

Net income for the six months ended June 30, 2006 was $1,339,000 or $.54 basic earnings per share as compared to $1,362,000 or $.55 basic earnings per share for the same period in 2005. Net interest income after provisions for credit losses for the six months ended June 30, 2006 was $5,935,000 as compared to $5,958,000 for the same period in 2005.

Total assets stood at $331,600,000 as of June 30, 2006 compared to $306,561,000 as of June 30, 2005. Deposits were $291,845,000 on June 30, 2006 as compared to $265,240,000 on June 30, 2005.

On July 7, 2006 Glen Burnie Bancorp paid its 55th consecutive dividend to shareholders of record at the close of business on June 23, 2006. The company had 2,470,668 common shares outstanding with approximately 500 shareholders of record on June 18, 2006.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 17 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling approximately $325 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheet
(dollars in thousands, except per share amounts)

	(unaudited)
	June	December
	30, 2006	31, 2005
Assets

Cash and due from banks	$10,426	$9,405
Interest bearing deposits	371	3,712
Federal funds sold	2,585	2,333
Investment securities	120,074	87,280
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	183,284	190,205
Premises and equipment at cost, net of accumulated depreciation	3,669	3,863
Other real estate owned	50	50
Other assets	10,986	9,558
Total assets	$331,600	$306,561

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$291,846	$265,248
Short-term borrowings	216	622
Long-term borrowings	7,156	7,171
Guaranteed preferred beneficial interests in Glen Burnie
Bancorp junior subordinated debentures	5,155	5,155
Other liabilities	1,448	1,740
Total liabilities	$305,821	$279,936

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding June 30, 2006 2,474,100;
December 31, 2005 2,056,024 shares	$2,474	$2,056
Surplus	11,564	11,458
Retained earnings	13,675	13,341
Accumulated other comprehensive income, net of tax	(1,934)	(230)
Total stockholders' equity	$25,779	$26,625

Total liabilities and stockholders' equity	$331,600	$306,561

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Interest income on
Loans, including fees	$2,873	$2,802	$5,809	$5,611
U.S. Treasury and U.S. Government agency securities	882	627	1,544	1,197
State and municipal securities	430	397	772	794
Other	262	131	496	275
Total interest income	4,447	3,957	8,621	7,877

Interest expense on
Deposits	1,232	740	2,194	1,414
Junior subordinated debentures	136	136	273	273
Long-term borrowings	108	108	213	214
Short-term borrowings	4	5	6	18
Total interest expense	1,480	989	2,686	1,919

Net interest income	2,967	2,968	5,935	5,958

Provision for credit losses	-	-	-	-

Net interest income after provision for credit losses	2,967	2,968	5,935	5,958

Other income
Service charges on deposit accounts	214	213	411	418
Other fees and commissions	253	224	484	438
Other non-interest income	3	5	8	24
Income on life insurance	60	51	105	102
Gains on investment securities	-	45	-	48
Total other income	530	538	1,008	1,030

Other expenses
Salaries and employee benefits	1,653	1,591	3,298	3,153
Occupancy	210	200	417	379
Other expenses	790	896	1,636	1,795
Total other expenses	2,653	2,687	5,351	5,327

Income before income taxes	844	819	1,592	1,661

Income tax expense (benefit)	131	145	253	299

Net income	$713	$674	$1,339	$1,362

Net income per share of common stock	$0.29	$0.27	$0.54	$0.55

Weighted-average shares of common stock outstanding	2,470,931	2,454,949	2,469,184	2,453,556